

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 19, 2012

Via E-mail
David Alberga, CEO
The Active Network
10182 Telsis Court, Suite 100
San Diego, California 92121

> Re: **The Active Network**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed March 16, 2012**
> **File No. 001-35187**

Dear Mr. Alberga:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. We note the company filed a post-effective amendment to a registration statement on Form S-1 (Registration Statement No. 333-179115) on June 13, 2012. Please be advised we will not be in a position to take action on that amendment until the comments on the company's Form 10-K have been resolved.

Risk Factors

"We may face significant chargeback liability…," page 17

2. Tell us what consideration you gave to providing here and in your Management's Discussion quantitative disclosure of the amount of chargebacks incurred in each of your last three fiscal years.

Legal Proceedings, page 32

3.   The disclosure in this section appears to address your accounting for contingent liabilities associated with legal actions rather than discussing any material pending legal proceedings to which you are a party. In your response letter, please disclose whether you are involved in any material legal proceedings and, if so, provide a brief description of such proceedings. Refer to Item 103 of Regulation S-K. Also, confirm that you will provide similar disclosure in future filings.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Key Factors that Affect Our Business, page 39

4.   We note the disclosure on page 2 that you have created a number of mobile applications to enhance functionality and access to your solutions, as well as the risk factor disclosure on page 19 that your business could suffer if you do not develop mobile solutions to allow users to access your applications through mobile devices. Please tell us what consideration you gave to discussing in this section your progress in developing mobile solutions as well as quantifying the impact of such solutions on your business, such as the percentage of your traffic that comes from mobile devices. Refer to Section III.B.3 of SEC Release 33-8350.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

   ●   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   ●   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   ●   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding our comment, please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or, in his absence, me at (202) 551-3462. Should you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief - Legal